Exhibit 99.1

Ant Group has announced the launch of its concurrent initial public offerings in Shanghai and Hong Kong

Ant Group Co., Ltd. (“Ant Group”), an unconsolidated related party of Alibaba Group Holding Limited (“Alibaba”), today announced the launch of its concurrent initial public offerings in Shanghai (the “A Share Offering”) and Hong Kong (the “H Share Offering” and together with the A Share Offering, the “Offering”), in each case with a fixed price. The offer prices for the A Share Offering and H Share Offering have been set at RMB68.80 per share and HK$80.00 per share, respectively.

As previously announced on October 21, 2020, Alibaba has agreed to subscribe for 730 million A shares as part of the placement to strategic investors in the A Share Offering (the “Subscription”). Based on the offer price of RMB68.80 per share, the total consideration for the Subscription would be approximately RMB50.2 billion. The Subscription is subject to receipt of required regulatory approvals and fulfillment of other customary conditions precedent. Based on the subscription of 730 million A shares, Alibaba expects to hold approximately 31.8% of the equity interest in Ant Group following the Offering, or 31.2% of the equity interest in Ant Group if the underwriters exercise in full their options to purchase additional shares in both the A Share Offering and H Share Offering.

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The above announcement shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

October 26, 2020